UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
VANTAGE DRILLING CO.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
G93205121
(CUSIP Number)
June 30, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G93205121

1	NAMES OF REPORTING PERSONS: Frank E. Holmes I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:

NUMBER OF		4,940,000 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,940,000 shares

WITH	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,940,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11%

12	TYPE OF REPORTING PERSON

HC

CUSIP No.	G93205121

1	NAMES OF REPORTING PERSONS: U.S. Global Investors, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Texas

	5	SOLE VOTING POWER:

NUMBER OF		4,940,000 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,940,000 shares

WITH	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,940,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11%

12	TYPE OF REPORTING PERSON

IA

CUSIP No.	G93205121

1	NAMES OF REPORTING PERSONS: U.S. Global Investors Global Resources Fund I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 00-0000000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Massachusetts

	5	SOLE VOTING POWER:

NUMBER OF		4,810,000 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,810,000 shares

WITH	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,810,000 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.74%

12	TYPE OF REPORTING PERSON

IC

ITEM 1.

(a) NAME OF ISSUER:	Vantage Drilling Co.
(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:	777 Post Oak Boulevard, Suite 610 Houston, TX 77056
ITEM 2.

(a) NAME OF PERSON FILING:	Frank E. Holmes
(b) ADDRESS OF PRINCIPAL	7900 Callaghan Road
BUSINESS OFFICE	San Antonio, Texas 78229
(c) CITIZENSHIP:	Canada

(a) NAME OF PERSON FILING:	U.S. Global Investors, Inc. (“USGI”)
(b) ADDRESS OF PRINCIPAL	7900 Callaghan Road
BUSINESS OFFICE	San Antonio, Texas 78229
(c) CITIZENSHIP:	Texas

(a) NAME OF PERSON FILING:	U.S. Global Investors Global Resources Fund (“GRF”)
(b) ADDRESS OF PRINCIPAL	7900 Callaghan Road
BUSINESS OFFICE	San Antonio, Texas 78229
(c) CITIZENSHIP:	Massachusetts

(d) TITLE OF CLASS OF SECURITIES:	Common Stock ($.001 par value) (“Shares”)

(e) CUSIP NUMBER:	G93205121
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 17 CFR §240.13d-1(b) OR §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☑	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☑	An investment adviser in accordance with 17 CFR 240.13d-1(b)(1) (ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 17 CFR §240.13d-1(b)(1)(ii)(F);
(g)	☑	A parent holding company or control person in accordance with 17 CFR §240.13d-(1)(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 17 CFR §240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
The responses to Items 5-11 of the respective cover pages of Mr. Holmes, USGI, and GRF are hereby incorporated by reference in response to Items 4(a)-(c).
GRF, a registered investment company under the Investment Company Act of 1940, is the direct holder of 4,810,000 Shares. USGI is the manager of investment accounts that hold in the aggregate 4,940,000 Shares. Mr. Holmes is the chief executive officer and controlling shareholder of USGI. The filing of this Schedule 13G shall not be construed as an admission that any reporting person or its affiliates is for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Section 13G.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
See Item 4 above.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable
ITEM 10. CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2008

FRANK E. HOLMES
/s/ Frank E. Holmes by Susan B. McGee, Power of Attorney
(Signature) By: Susan B. McGee, Power of Attorney

U.S. GLOBAL INVESTORS, INC.

By:	Susan B. McGee
President, General Counsel

/s/ Susan B. McGee
(Signature)

U.S. GLOBAL INVESTORS GLOBAL RESOURCES FUND

By:	Susan B. McGee
Executive Vice President, Secretary

/s/ Susan B. McGee
(Signature)

Exhibit A
Joint Filing Agreement
We, the undersigned, hereby express our agreement that the attached Schedule 13G, and any amendments thereto, is filed jointly on behalf of each of us pursuant to Rule 13d-1(k) of the Exchange Act.
Dated: July 10, 2008

FRANK E. HOLMES
/s/ Frank E. Holmes by Susan B. McGee, Power of Attorney
(Signature) By: Susan B. McGee, Power of Attorney

US GLOBAL INVESTORS INC.
By:	Susan B. McGee
President, General Counsel

/s/ Susan B. McGee
(Signature)

U.S. GLOBAL INVESTORS GLOBAL RESOURCES FUND
By:	Susan B. McGee
Executive Vice President, Secretary

/s/ Susan B. McGee
(Signature)